EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77C: Submission of matters to a vote of Security holders.
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EXHIBIT A:


	At the 2000 Annual Meeting of Participation Certificate Holders on April 25, 2000, Participation Certificate Holders of the Money Market Portfolio approved an amendment of a fundamental investment limitation of the Money Market Portfolio to permit up to 100% of the total assets of such Portfolio to be invested in repurchase agreements with maturities not greater than seven days, whether or not after such investment more than 5% of the total assets of the Money Market Portfolio would be invested in any issuer. The vote was 380,155,577.38 Participation Certificates voted for the amendment, 335,520.11 voted against the amendment, and no abstentions.